UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bioceres Crop Solutions Corp.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G1117K114

(CUSIP Number)

July 12, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G1117K114

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ospraie Ag Science LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,233,590
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,233,590

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,233,590
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)	This percentage is calculated based upon 62,344,114 ordinary shares outstanding of Bioceres Crop Solutions Corp. (the “Issuer”) as of July 12, 2022 immediately following the closing of the merger contemplated by that certain Agreement and Plan of Merger dated as of March 16, 2022 by and among Marrone Bio Innovations Inc., the Issuer and BCS Merger Sub Inc. (the “Merger Agreement”, and the merger contemplated thereby, the “Merger”), as disclosed in that certain proxy statment/prospectus filed by the Issuer with the Securities and Exchange Commission on June 9, 2022 (the “Proxy”).

CUSIP NO. G1117K114

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ospraie Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,233,590
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,233,590

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,233,590
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

FOOTNOTES

(1)	This percentage is calculated based upon 62,344,114 ordinary shares outstanding of the Issuer immediately following the closing of the Merger, as disclosed in the Proxy.

CUSIP NO. G1117K114

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ospraie Holding I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,233,590
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,233,590

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,233,590
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, HC

FOOTNOTES

(1)	This percentage is calculated based upon 62,344,114 ordinary shares outstanding of the Issuer immediately following the closing of the Merger, as disclosed in the Proxy.

CUSIP NO. G1117K114

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ospraie Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,233,590
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,233,590

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,233,590
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

FOOTNOTES

(1)	This percentage is calculated based upon 62,344,114 ordinary shares outstanding of the Issuer immediately following the closing of the Merger, as disclosed in the Proxy.

CUSIP NO. G1117K114

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OAS MM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,233,590
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,233,590

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,233,590
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

FOOTNOTES

(1)	This percentage is calculated based upon 62,344,114 ordinary shares outstanding of the Issuer immediately following the closing of the Merger, as disclosed in the Proxy.

CUSIP NO. G1117K114

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dwight Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,233,590
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,233,590

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,233,590
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

FOOTNOTES

(1)	This percentage is calculated based upon 62,344,114 ordinary shares outstanding of the Issuer immediately following the closing of the Merger, as disclosed in the Proxy.

Item 1.

(a)	Name of Issuer

Bioceres Crop Solutions Corp.

(b)	Address of Issuer’s Principal Executive Offices

Ocampo 210 bis Predio CCT, Rosario, Santa Fe, Argentina

Item 2.

(a)	Name of Person(s) Filing

Ospraie Ag Science LLC Ospraie Management, LLC Ospraie Holding I, LP Ospraie Management, Inc. OAS MM LLC Dwight Anderson

(b)	Address of Principal Business Office or, if none, Residence

Ospraie Ag Science LLC

411 Theodore Fremd Avenue, Suite 240

Rye, NY 10580

Ospraie Management, LLC

411 Theodore Fremd Avenue, Suite 240

Rye, NY 10580

Ospraie Holding I, LP

411 Theodore Fremd Avenue, Suite 240

Rye, NY 10580

Ospraie Management, Inc.

411 Theodore Fremd Avenue, Suite 240

Rye, NY 10580

OAS MM, LLC

411 Theodore Fremd Avenue, Suite 240

Rye, NY 10580

Dwight Anderson

411 Theodore Fremd Avenue, Suite 240

Rye, NY 10580

(c)	Citizenship

Ospraie Ag Science LLC - Delaware Ospraie Management, LLC – Delaware Ospraie Holding I, LP – Delaware Ospraie Management, Inc. – Delaware OAS MM, LLC – Delaware Dwight Anderson – United States

(d)	Title of Class of Securities

Ordinary Shares, par value US$0.0001 per share

(e)	CUSIP Number

G1117K114

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐ 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Reference is made to Items 5 – 11 on the preceding pages of this Schedule 13G.

As of immediately following the closing of the merger contemplated by that certain Agreement and Plan of Merger dated as of March 16, 2022 by and among Marrone Bio Innovations Inc., Bioceres Crop Solutions Corp. (the “Issuer”) and BCS Merger Sub, Inc., Ospraie Ag Science LLC (“Ospraie LLC”) held 6,233,590 of the issued and outstanding ordinary shares of the Issuer (the “Shares”).

Ospraie Management, LLC (“Ospraie Management”) is the investment manager of Ospraie LLC and has been delegated voting and investment power and thus beneficial ownership of the Shares held by Ospraie LLC. Ospraie Holding I, LP (“Ospraie Holding”) may be deemed to beneficially own the Shares held by Ospraie LLC as the managing member of Ospraie Management. Ospraie Management, Inc. (“Ospraie Inc.”) may be deemed to beneficially own the Shares held by Ospraie LLC as the general partner of Ospraie Holding. OAS MM, LLC may be deemed to beneficially own the Shares held by Ospraie LLC as the managing member of Ospraie LLC. Dwight Anderson may be deemed to beneficially own the Shares held by Ospraie LLC as the Managing Principal of Ospraie Management, the sole owner of Ospraie Inc. and the managing member of OAS MM, LLC.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Anderson, OAS MM, LLC, Ospraie Management, Ospraie Holding or Ospraie Inc. is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, except to the extent of his or its respective pecuniary interest therein, if any, and such beneficial ownership is expressly disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2022	OSPRAIE AG SCIENCE LLC

	By:	OAS MM, LLC, its managing member

	By:	/s/ Dwight Anderson
	Name:	Dwight Anderson
	Title:	Managing Member

Date: July 15, 2022	OSPRAIE MANAGEMENT, LLC

	By:	Ospraie Holding I, LP, its managing member

	By:	Ospraie Management, Inc., its general partner

	By:	/s/ Dwight Anderson
	Name:	Dwight Anderson
	Title:	Sole Owner

Date: July 15, 2022	OSPRAIE HOLDING I, LP

	By:	Ospraie Management, Inc., its general partner

	By:	/s/ Dwight Anderson
	Name:	Dwight Anderson
	Title:	Sole Owner

Date: July 15, 2022	OSPRAIE MANAGEMENT, INC.

	By:	/s/ Dwight Anderson
	Name:	Dwight Anderson
	Title:	Sole Owner

Date: July 15, 2022	OAS MM, LLC

	By:	/s/ Dwight Anderson
	Name:	Dwight Anderson
	Title:	Managing Member

Date: July 15, 2022	/s/ Dwight Anderson
Dwight Anderson

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

Ospraie Ag Science LLC, a Delaware limited liability company, Ospraie Management, LLC, a Delaware limited liability company, Ospraie Holding I, LP, a Delaware limited partnership, Ospraie Management, Inc., a Delaware corporation, OAS MM, LLC, a Delaware limited liability company, and Dwight Anderson, an individual, hereby agree to file jointly the statement on Schedule 13G to which this Joint Filing Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Date: July 15, 2022	OSPRAIE AG SCIENCE LLC

	By:	OAS LL, LLC, its managing member

	By:	/s/ Dwight Anderson
	Name:	Dwight Anderson
	Title:	Managing Member

Date: July 15, 2022	OSPRAIE MANAGEMENT, LLC

	By:	Ospraie Holding I, LP, its managing member

	By:	Ospraie Management, Inc., its general partner

	By:	/s/ Dwight Anderson
	Name:	Dwight Anderson
	Title:	Sole Owner

Date: July 15, 2022	OSPRAIE HOLDING I, LP

	By:	Ospraie Management, Inc., its general partner

	By:	/s/ Dwight Anderson
	Name:	Dwight Anderson
	Title:	Sole Owner

Date: July 15, 2022	OSPRAIE MANAGEMENT, INC.

	By:	/s/ Dwight Anderson
	Name:	Dwight Anderson
	Title:	Sole Owner

Date: July 15, 2022	OAS MM, LLC

	By:	/s/ Dwight Anderson
	Name:	Dwight Anderson
	Title:	Managing Member

Date: July 15, 2022	/s/ Dwight Anderson
	Name:	Dwight Anderson